AP Gaming Holdco, Inc.

6680 Amelia Earhart Court

Las Vegas, NV 89119

February 10, 2014

VIA EDGAR

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

AP Gaming Holdco, Inc.

Registration Statement on Form 10-12G

Filed December 19, 2013

File No. 000-55119

Dear Mr. Ingram:

AP Gaming Holdco, Inc. (“AP Gaming,” or “the Company”) is submitting this letter in response to your letter, dated January 13, 2014 (“Comment Letter”). AP Gaming is also submitting Amendment No.1 (“Amendment No. 1”) to the Registration Statement on Form 10-12G (the “Registration Statement”) of the Company, marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2013.

Set forth below are the comments from the staff of the Commission (the “Staff”) together with the responses of the Company to the comments. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company, and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;

Securities and Exchange Commission

February 10, 2014

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see page 29 of Amendment No. 1.

Explanatory Note, page 1

2.	We note your disclosure that you are filing this registration statement “voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934. . .” and that the “Company is not required to file this Registration Statement pursuant to the Securities Act of 1933. . . .” Please supplementally explain to us your reasons for filing this registration statement. Please also advise us whether you intend to register your shares of common stock under Section 12(b) of the Exchange Act.

Response to Comment 2

The Company is filing the Registration Statement so that, following the effectiveness thereof, it may qualify as a “publicly traded corporation” under the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the “Nevada Act”). After the Company becomes a “publicly traded corporation” under the Nevada Act, persons who acquire beneficial ownership of more than 5% of its voting securities will be required to report their acquisition to the Nevada Gaming Commission (the “Gaming Commission”), the Nevada State Gaming Control Board (the “Gaming Board”), the Clark County Liquor and Gaming Licensing Board (the “Clark County

Securities and Exchange Commission

February 10, 2014

Board”), the City of North Las Vegas and other local regulatory authorities (collectively, the “Gaming Authorities”), and persons who acquire beneficial ownership of more than 10% of its voting securities will be required to apply to the Gaming Authorities for a finding of suitability. Typically, so long as the Company is a “publicly traded corporation” under the Nevada Act, the Gaming Authorities will require only its equityholders having beneficial ownership of more than 10% of its voting securities to be found suitable.

The Company does not currently intend to register its shares of Common Stock under Section 12(b) of the Exchange Act.

Item 1. Business, page 3

Overview, page 3

3.	Please disclose the specific factual basis for and the context of all of AP Gaming Holdco, Inc.’s beliefs, understandings, estimates, and opinions throughout the registration statement. For example, we note your disclosure on page 3 that you “believe that [you] have a leading market position within Class II games in Oklahoma” and that the “Oklahoma Native American gaming market is the third largest gaming market in the United States, with gaming revenues of approximately $3.8 billion in 2012.”

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. Please see page 3 of Amendment No. 1.

4.	We note your disclosure on page 3 that “a strong Class II offering improves a tribe’s position when negotiating a Class III compact with the state.” Please revise your disclosure to further clarify what you mean by a “strong Class II offering” and also why a strong offering would improve a tribe’s negotiating position.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment. Please see page 3 of Amendment No. 1.

5.	We note references here and throughout the registration statement to “route-based” markets, “route operators” and “route gaming.” Please revise your filing to provide more fulsome disclosure of “route” based gaming, operators and markets, including within the context of gaming facilities that you service.

Securities and Exchange Commission

February 10, 2014

Response to Comment 5

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2, 3, and 4 of Amendment No. 1.

6.	On page 4 you disclose that you have gained “meaningful penetration in [y]our core markets.” Please revise your disclosure to explain what you mean by “meaningful penetration.”

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment. Please see page 4 of Amendment No. 1.

Business Strategy, page 4

7.	We note your disclosure on page 5 regarding your expected proprietary game library titles “at the end of 2013.” Please update your registration statement to provide a current assessment on your proprietary game library.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment. Please see page 5 of Amendment No. 1.

8.	We note your reference to certain non-GAAP financial measures, such as “incremental EBITDA” on page 5. Please enhance your discussion surrounding your use of these measures to include a more comprehensive discussion of the usefulness of this information to investors and why these measures provide a meaningful assessment of your financial performance, financial position or cash flows. Please revise here and where applicable elsewhere in your registration statement. See Item 10(E)(1)(i)(C) of Regulation S-K.

Response to Comment 8

The Registration Statement has been revised to remove references to non-GAAP financial measures in response to the Staff’s comment. Please see page 5 of Amendment No. 1.

Securities and Exchange Commission

February 10, 2014

Apollo Overview, page 7

9.	Please revise to describe briefly the existing arrangements with Apollo and the amounts paid for management and consulting fees in fiscal 2012 and 2011.

Response to Comment 9

There are no existing arrangements between Apollo and the Company whereby Apollo provides management or consulting services to the Company in exchange for a fee. The Registration Statement has been revised in response to the Staff’s comment. Please see pages 7 and 67 of Amendment No. 1.

Our Operations, page 8

10.	Please revise your registration statement to explain how you decide whether to enter into either revenue share arrangements or daily fee arrangements with your customers.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment. Please see page 8 of Amendment No. 1.

Products, page 8

11.	The sentence beginning with “[s]ince Roadrunner is flexibility to run in both Class II and Class II formats. . .” [emphasis added] on page 9 is unclear. Please revise.

Response to Comment 11

The Registration Statement has been revised in response to the Staff’s comment. Please see page 9 of Amendment No. 1.

12.	You disclose on page 10 that one of your strategies is to “carve-out and own specific product categories and subcategories.” Please revise your disclosure to clarify what you mean by “carve-out and own.” We also note your intention to “dominate sub-categories wherever possible.” Please revise your disclosure to clarify what you mean by “dominate.”

Response to Comment 12

The Registration Statement has been revised in response to the Staff’s comment. Please see page 10 of Amendment No. 1.

Securities and Exchange Commission

February 10, 2014

Customers, page 11

13.	Please expand your disclosure on page 12 to explain why your “WPD has declined in recent years.”

Response to Comment 13

The Registration Statement has been revised in response to the Staff’s comment. Please see page 12 of Amendment No. 1.

14.	We note your disclosure on page 12 that you “generally make efforts to obtain waivers of sovereign immunity in [y]our contracts with Native American customers” but that you “do not always obtain these provisions” and even if obtained, they “can be limited in scope.” We also note your disclosure that without a waiver of sovereign immunity, “such contracts may be practically unenforceable.” Further, we note your risk factor “[o]ur ability to effectively compete in Native American gaming markets . . .” on page 20. Please revise here and on page 21 to include disclosure regarding any past experiences or examples you have encountered where your contracts were unenforceable or the limited scope of a sovereign immunity waiver affected contract enforcement.

Response to Comment 14

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 12 and 21 of Amendment No. 1.

Research and Development, page 12

15.	Please revise your registration statement to disclose, if material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. We note your references to an increase in “general and research and development payroll costs” on pages 44 and 45. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Response to Comment 15

The Registration Statement has been revised in response to the Staff’s comment. Please see page 13 of Amendment No. 1.

Securities and Exchange Commission

February 10, 2014

Item 1A. Risk Factors, page 17

Our success in the competitive gaming industry depends in large part . . ., page 17

16.	Please revise this risk factor heading to describe and express the specific and immediate effects to investors in the event of your inability to develop and manage frequent introductions of innovative products.

Response to Comment 16

The Registration Statement has been revised in response to the Staff’s comment. Please see page 17 of Amendment No. 1.

Our ability to operate in our existing markets . . ., page 19

17.	We note your disclosure that you “plan to develop procedures and policies to comply with the requirement of evolving laws . . . .” However, on page 15 you disclose that your “officers, key employees and operational entities have obtained or applied for all required government licenses, permits, registrations . . . to manufacture and distribute gaming products in all jurisdictions where [you] currently do business.” Given that you have had operations dating back to at least September 2005 and that you disclose that you are currently in compliance with all necessary licenses and regulations to operate your business, please supplementally explain to us your reference to plans to develop procedures and policies to comply with evolving laws.

Response to Comment 17

The Registration Statement has been revised in response to the Staff’s comment. Please see page 19 of Amendment No. 1.

Apollo, which will beneficially own all of our equity . . ., page 28

18.	You disclose that upon “becoming the sole holder of all or [y]our equity, Apollo may have interests that differ from . . . the interests of holders of our Common Stock.” Please revise your disclosure to clarify that unless and until Apollo holds less than 100% of your common stock, there will be no other holders of your common stock.

Response to Comment 18

The Registration Statement has been revised in response to the Staff’s comment. Please see page 27 of Amendment No. 1.

Securities and Exchange Commission

February 10, 2014

Item 2. Financial Information, page 30

Unaudited Pro Forma Consolidated Financial Data, page 31

19.	At the closing of the acquisition, AGS Capital will sell all of the equity interest in AP Gaming NV to an officer of AGS Capital pursuant to a purchase and option agreement. AGS Capital has a call option to repurchase the equity of AP Gaming NV. Please expand your disclosures to explain the business purpose of entering into this purchase and option agreement as well as the accounting impact of this agreement.

Response to Comment 19

The Registration Statement has been revised in response to the Staff’s comment. Please see page 31 of Amendment No. 1.

20.	Your disclosures on page 61 indicate that a management agreement will be in place in connection with the consummation of the acquisition. Please disclose the terms of this management agreement and reflect this agreement in your pro forma financial information.

Response to Comment 20

Apollo and the Company did not enter into a management agreement in connection with the consummation of the Acquisition. The Registration Statement has been revised in response to the Staff’s comment. Please see page 67 of Amendment No. 1.

Unaudited Pro Forma Consolidated Balance Sheet, page 34

21.	Please present the pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet.

Response to Comment 21

The Registration Statement has been revised in response to the Staff’s comment. Please see page 35 of Amendment No. 1.

Notes to the Unaudited Pro Forma Consolidated Financial Statements, page 35

22.	In light of your recurring losses, please tell us how you determined it was appropriate to assume significant income tax benefits will be recognized in arriving at your pro forma statements of operations.

Securities and Exchange Commission

February 10, 2014

Response to Comment 22

The Registration Statement has been revised in response to the Staff’s comment. Please see page 37 of Amendment No. 1.

23.	In regards to note (f), please address the following:

•	Please separately present each component of the estimated total consideration expected to be transferred, including the amounts attributable to contingent consideration pursuant to ASC 805-30-25-5. Please clarify how these amounts correspond to disclosures provided elsewhere regarding the purchase price, including disclosures on page 6. Please disclose the terms of the contingent consideration arrangement and its potential impact on future earnings; and

•	Please help us understand why no adjustments to the carrying value of gaming equipment, vehicles, and other equipment were required in order to arrive at the acquisition-date fair values.

Response to Comment 23

The Registration Statement has been revised in response to the Staff’s comment. Please see page 38 of Amendment No. 1.

Additionally, the Company wishes to advise the Staff that the estimate of consideration expected to be transferred of $260.5 million is the total of the $100 million of equity contribution from AP Gaming Acquisition, LLC, $155 million of new debt issued as a part of the Acquisition and $5.5 million of notes payable issued to the previous shareholders of AGS Capital, LLC. The contractual purchase price of $215 million (as previously disclosed on page 6 of the Form 10) has been updated in Amendment No. 1 to reflect a working capital reduction of $3.9 million and the settlement of $10.8 million in earnouts consisting of a cash payment of $5.3 million and a seller note of $5.5 million, resulting in a total purchase price of $221.9 million. Of the $10.8 million in earnouts, $3.3 million was contingent consideration, based on certain financial performance metrics achieved during signing and closing. As of the filing of this Amendment No. 1, the contingency has been finalized. The $260.5 million of consideration includes the $221.9 million of contractual purchase price plus $19.4 million of cash to the balance sheet, $14.5 million of transaction fees, and $4.7 million of original issue discount related to the $155 million of term notes issued as a part of the Acquisition.

The majority of the Company’s gaming equipment, vehicles and other equipment consists of approximately 8,100 gaming machines that the Company owns and operates and leases to customers on a revenue share or daily fee basis. These gaming machines, which are of various ages, have either been manufactured by the Company or bought from third-party vendors at retail. When these games have been manufactured or

Securities and Exchange Commission

February 10, 2014

purchased, it has been for the sole purpose of leasing them to the Company’s customers. When the Company manufactures its games, it capitalizes actual costs to manufacture the gaming machines and depreciates them over their expected useful life, which is generally five years. When the Company has purchased its games, it capitalizes the cost to acquire those games and depreciates them over their expected useful life. Although the Company has had game sales that have had a mark-up over the cost, they happen very infrequently and are not a critical part of the Company’s ongoing business plan. Once games are placed into service, the vast majority of them cannot be sold for a markup. The Company believes replacement value, for its business, is the most relevant indication of fair value of these assets. It is management’s belief that the carrying value of those gaming machines is a reasonable estimation of their fair value at September 30, 2013.

24.	For adjustment (h), please clearly show how you arrived at each adjustment amount, including the specific intangible assets being recognized and the corresponding useful lives.

Response to Comment 24

The Registration Statement has been revised in response to the Staff’s comment. Please see page 39 of Amendment No. 1.

25.	Please clarify in your disclosures what the difference is between the $252.5 million of proceeds from incurrence of new debt and capital contribution included as part of adjustment (i) and the $257.2 million estimate of consideration expected to be transferred as part of adjustment (f). Please also address how the $17.8 million of cash to the balance sheet included in adjustment (f) is reflected in adjustment (i).

Response to Comment 25

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 38 and 39 of Amendment No. 1. The difference of $4.7 million is the original issue discount related to the issuance of new debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 43

Nine Months Ended September 30, 2013 Compared to the Nine Months Ended September 30, 2012, page 43

26.	We note your disclosure that the increase in gaming revenue in the nine months ended September 30, 2013 was partially a result of “the addition of an entirely new lease market.” Please revise to clarify where and what this new lease market was.

Securities and Exchange Commission

February 10, 2014

Response to Comment 26

The Registration Statement has been revised in response to the Staff’s comment. Please see page 45 of Amendment No. 1.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011, page 45

27.	On page 45 you disclose that the “decrease in equipment sales was primarily due to [y]our decision to focus on the recurring revenue portion of [y]our business rather than game sales. . . .” Please revise your disclosure to more fully explain management’s reasons for focusing on recurring revenue at the expense of game sales.

Response to Comment 27

The Registration Statement has been revised in response to the Staff’s comment. Please see page 47 of Amendment No. 1.

Liquidity and Capital Resources, page 48

28.	Please expand your disclosures to explain what has resulted in you recording recurring net cash provided by operating activities though you have recorded recurring net losses and losses from operations in all periods presented. Based on your current business plan, you believe that your existing cash balances and cash generated from operations will be sufficient to meet your anticipated cash needs for at least the next twelve months. It appears that you have received significant capital contributions in the past, including $60.7 million in 2012, which appears to have been mainly utilized to cure debt covenant violations. Please tell us what consideration you gave to your apparent reliance on these capital contributions in determining that existing cash balances and cash generated from operations will be sufficient to meet your anticipated cash needs for at least the next twelve months.

Response to Comment 28

The Company has been in the process of refinancing its 2007 UBS credit line since early 2011 due to (1) the impending maturities of its revolver and term loans in May 2012 and May 2013, respectively, under the 2007 UBS credit agreement and (2) the existing covenants that the existing business plan could not properly maintain. In order to maintain compliance with the covenants of the 2007 UBS credit agreement, capital

Securities and Exchange Commission

February 10, 2014

contributions were required. As noted in footnote 9 and footnote 10, cash contributions to the Company made in 2012 were specifically utilized to provide an equity cure to maintain compliance with the covenants of the 2007 UBS credit agreement, pay off the revolver, pay a portion of the terms loans, and make the final payment toward the Bluberi transaction. All cash contributions were utilized in May 2012. In August 2012, the Company entered in a new credit agreement, which was further amended in April 2013, which refinanced the remainder of the amounts outstanding under the 2007 UBS credit agreement and provided for a new set of financial covenants. In addition, the new credit agreement alleviated the need for further capital contributions. Based on the new credit agreement and the new financial covenants, the Company’s operating projections and capital obligations for 2013, the Company believes that cash on hand and cash from operations would be sufficient to meet its anticipated needs.

The Registration Statement has been revised in response to the Staff’s comment. Please see page 51 of Amendment No. 1.

29.	You are subject to financial covenants under the Initial Term Loan and the Senior Secured Credit Facilities which will be used to finance the proposed acquisition agreement. In light of your previous noncompliance with financial covenants pursuant to the senior secured senior credit facility agreement, please disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response to Comment 29

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 50 and 51 of Amendment No. 1.

Significant Accounting Policies and Critical Estimates, page 50

30.	The disclosures related to your critical accounting policies appear to be a repeat of your significant accounting policies included in the notes to the financial statements. In this regard, please expand your disclosures related to your critical accounting policies to include the following:

•	Types of assumptions underlying the most significant and subjective estimates;

Securities and Exchange Commission

February 10, 2014

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

•	A quantitative discussion of changes in overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumptions underlying the accounting estimate or by using the reasonably possible range of the accounting estimate; and

•	A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on your overall financial performance.

Refer to SEC Releases 33-8098 and 33-8350.

Response to Comment 30

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 52 through 59 of Amendment No. 1.

31.	Gaming equipment, vehicles, and other equipment, net as well as intangible assets represent approximately 59% of your total assets at September 30, 2013 and 45% of your pro forma total assets as of September 30, 2013. Please ensure that your expanded disclosures provide a more detailed explanation of your impairment considerations for each type of significant intangible asset recorded, including contract rights under development, customer agreements, third party licenses, and internally developed gaming software. Your disclosures should address the following:

•	Please disclose how you group assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;

•	Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	Please disclose your consideration of ASC 985-20-35-4 in regards to capitalized software costs; and

•	To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the

Securities and Exchange Commission

February 10, 2014

carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total equity, please provide the following disclosures related to those assets or asset groups:

•	The percentage by which the undiscounted cash flows exceed the carrying value;

•	The carrying value of these assets;

•	A description of the assumptions that drive the undiscounted cash flows;

•	A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response to Comment 31

The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-10 through F-12 of Amendment No. 1. In addition, the Company does not have assets or group of assets that have forecasted undiscounted future cash flows that are not substantially in excess of their respective carrying values and, therefore, unrecorded impairment that could materially impact the Company’s operating results or total equity does not exist.

Item 3. Properties, page 55

32.	Please update your registration statement to provide the status of your lease for your facility in Concord, Ontario which was scheduled to expire in December 2013.

Response to Comment 32

The Registration Statement has been revised in response to the Staff’s comment. Please see page 62 of Amendment No. 1.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Equity Holder Matters, page 62

33.	You disclose here that you “have not yet issued any shares of Common Stock.” We contrast this to disclosure on page 56 that “[a]s of December 19, 2013, [you] had 100 shares of Common Stock issued and outstanding.” Please revise to correct this apparent inconsistency, or advise.

Securities and Exchange Commission

February 10, 2014

Response to Comment 33

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 62, and 69 of Amendment No. 1.

Item 10. Recent Sales of Unregistered Securities, page 63

34.	We note your disclosure under Item 4 regarding the issuance of 100 shares to Apollo Gaming Holdings, L.P. Please revise your disclosure here to provide all the information required by Item 701 of Regulation S-K, or advise why you are not required to provide such disclosure.

Response to Comment 34

The Registration Statement has been revised in response to the Staff’s comment. Please see page 69 of Amendment No. 1.

Item 11. Description of Registrants Securities to be Registered, page 63

35.	We note references to the company’s “articles of incorporation.” As the company’s formation document appears to be a “certificate of incorporation” filed with the Secretary of State in Delaware, please revise where necessary to ensure you are referring to the correct document.

Response to Comment 35

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 69, 70 and 72 of Amendment No. 1.

Financial Statements

General

36.	Please provide the financial statements required by Regulation S-X for the registrant, AP Gaming Holdco. Alternatively, please tell us why you determined they would not need to be provided. Refer to Item 13 of Part I of the Form 10.

Securities and Exchange Commission

February 10, 2014

Response to Comment 36

The Company respectfully advises the Staff that AP Gaming Holdco, Inc. has had no operations and has no material assets or liabilities since its formation. The Company included the following additional disclosure in page 30 of Amendment No. 1:

“Since the formation of AP Gaming in August 2013, it has had no operations. AP Gaming, along with its subsidiaries shown in Item 1. “Business—Corporate Structure,” were formed for the purpose of acquiring 100% of the equity interests of AGS Capital, LLC. Accordingly, the audited and unaudited interim financial statements that follow are for AGS Capital, LLC.”

37.	Please ensure that you update your financial statements and corresponding financial information prior to going effective pursuant to Rule 3-12 of Regulation S-X.

Response to Comment 37

The Company acknowledges the Staff’s request and will update the financial statements and corresponding financial information once the audited financial statements for the fiscal year ended December 31, 2013 is available and the information is complete.

Consolidated Statements of Cash Flows, page F-6

38.	Based on your description of the Canadian Payroll Tax Receivable on page F-18, please help us understand how you determined that cash flows related to this receivable should be reflected in cash flows from investing activities rather than cash flows from operating activities pursuant to ASC 230-10-45. Please also tell us whether any payments have been received subsequent to September 30, 2013 and when you expect to collect remaining amounts owed.

Response to Comment 38

As noted in Footnote 7 on page F-21 of Amendment No. 1, the Ontario Interactive Digital Media Tax Credit (“OIDMTC”) is a payroll tax credit that is based upon the Ontario labor expenditures and eligible marketing and distribution expenses claimed by the Company. The payroll that is used in the calculation of the OIDMTC is capitalized as part of internally developed gaming software in accordance with ASC 985-20, Costs of Software to Be Sold, Leased or Marketed. The Company accounts for the OIDMTC as a reduction in capitalized software costs as they represent refunds on those costs that are incurred and capitalized. In accordance with ASC 230-10-45-13, paragraph (c), costs incurred to acquire productive assets are classified as investing activities. As the cash outflows for these software development costs are classified as investing activities, the Company concluded that the related cash inflows for the reimbursement of these costs (through the OIDMTC) should therefore be classified as cash inflows from investing activities.

Securities and Exchange Commission

February 10, 2014

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

39.	We note your disclosures on page 12 which indicate that your contracts specify provisions regarding installation, training, service and removal of machines. Please clarify whether your customer arrangements include multiple elements. If so, please disclose all of the deliverables included in your multiple-element arrangements pursuant to ASC 605-25. Please also disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Response to Comment 39

Gaming revenue consists of the rental of gaming devices and game content placed with customers. Revenues under these arrangements are earned and recognized based on a percentage of win-per-day or on a daily rate over the life of the lease agreement. The revenue entitles the customer to the full use of the gaming device, including installation and training as well as service and maintenance for a period of six months from the date of delivery. The Company does not consider these arrangements to have multiple revenue-generating activities as the services offered are a comprehensive solution in exchange for a daily fee. The Company believes that gaming machines and related services are a single unit of accounting under ASC 605 because the installation, training, service and removal of machines do not meet the separation criteria under ASC 605-25-25-5.

Securities and Exchange Commission

February 10, 2014

The Company believes that the sale of its machines, and installation, training, service and removal thereof do not meet all the criteria in ASC 605-25-25-5. The Company believes the criteria in paragraph 5(a) is met because its customers buy gaming machines of similar functionality and configuration from other suppliers in the Company’s industry, while the Company believes the criteria in paragraph 5(c) is not met because it does not offer a general right of return and installation and training is performed typically or within a day of the delivery of the machine to the customer. The majority of the Company’s lease agreements includes a requirement for the Company to service games should failures occur. The cost related to the servicing of these machines is expensed as incurred and approximates 6% to 7% of the related total revenue generated from the lease contract. Further, the Company does not offer the servicing of machines (i.e., extended warranties) as a separate deliverable to customers as a matter of practice. In addition, approximately 80% of the Company’s games that it services are Class II server based games. Within the Class II gaming industry, these games are rarely sold and are leased to customers. Class II manufacturers tend to service their own Class II product and hence, a market for servicing alone does not exit.

Because the Company believes that the leasing of gaming machines and related services is a single unit of accounting under ASC 605-25, it recognizes revenue once the revenue recognition criteria, as applied to the single unit of accounting, has been met. The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-8 and F-34 of Amendment No. 1.

Note Receivable and Development Agreements, page F-8

40.	Please address the following regarding your notes receivable and development agreements:

•	Your development agreements with customers appear to have two components. The first component appears to represent financing that you provide to your customer for new gaming facilities or the expansion of existing facilities. The second component appears to represent consideration that you pay in exchange for the customer committing to provide you with a certain number of gaming terminal placements, which you refer to as placement fee arrangements. Certain placement fee arrangements contain performance standards which could enable the customer to reduce this committed floor space in the future. Please help us better understand how you determine the amounts that should be recorded as a note receivable versus an intangible asset. Please better clarify how you determine which portion of the customers’ payment to you represents interest income. Please also disclose how you reflect on your financial statements the impact of customers meeting performance standards which correspondingly result in a reduction of committed floor space;

•	Your disclosures on page F-15 in note 4 to the financial statements show the amounts on your balance sheets related to these agreements. Please clarify what the differences are between the note receivable, net amounts reflected on page F-15 compared to those amounts reflected on page F-13 in note 3 to the financial statements; and

Securities and Exchange Commission

February 10, 2014

•	Please clarify in your disclosures what the differences are between contract rights under development agreements and customer agreements.

Response to Comment 40

The Company acknowledges the Staff’s comment and has provided below some additional explanation on the nature of its development agreements. Generally, the Company’s development agreements whereby it advances funds to customers fall into two categories:

1)	The Company has development agreements whereby it advances money to a customer to fund the construction of a new facility or expansion of an existing facility, and these advances are to be repaid to the Company. In exchange, the customer dedicates a percentage of the casino floor space to the placement of the Company’s gaming devices. These advances are treated as notes receivable. Interest income is recognized on the repayment of the notes based on the stated rate or, if not stated explicitly in the development agreement, on an imputed interest rate. If the interest rate is to be imputed, a discount is recorded on the note and a corresponding intangible is recorded. The intangible is recognized in the financial statements as a contract right under development agreement and amortized as a reduction in revenue over the term of the agreement. Under the related lease agreement, the Company will receive either a percentage share of the revenues generated by the gaming devices or a fixed daily fee, dependent on the gaming jurisdiction, over the term of the agreement which is generally for 12 to 83 months. The amounts received under the lease agreement are separate and distinct from the repayment of the advance to the customer.

2)	The Company also has development agreements whereby it advances money to a customer in exchange for a percentage of the casino floor space to place the Company’s gaming devices, and these amounts are not going to be repaid. These advances are accounted for as customer rights and amortized over the term of the agreement as a reduction in revenue. Under the related lease agreement, the Company will receive either a percentage share of the revenues generated by the gaming devices or a fixed daily fee, dependent on the gaming jurisdiction, over the term of the agreement which is generally for 12 to 83 months. The amounts received under the lease agreement are separate and distinct from the repayment of the advance to the customer.

The Company’s agreements either fall into 1) or 2) above, but they are not a combination of both. In both scenarios, certain agreements contain performance standards for the gaming terminals that could allow the facility to reduce a portion of the guaranteed floor

Securities and Exchange Commission

February 10, 2014

space. In the event a portion of the guaranteed floor space is reduced, the Company would recognize an impairment of the associated intangible. The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-8 and F-9 of Amendment No. 1.

Costs of Computer Software, page F-10

41.	Internally developed gaming software is amortized over the estimated useful lives of the software, generally using the straight-line method. Please tell us what consideration you have to ASC 985-20-35-1 in determining the appropriate amortization method.

Response to Comment 41

The Company acknowledges the Staff’s comment, and further advises the Staff that the Company evaluated both methods noted in ASC 985-20-35-1. The total anticipated gross revenues for a leased gaming machine does not vary over the life of the related machine, as the machines are leased on a fixed-fee or a percentage-of-win basis. A fixed-fee basis will not change over the life of the lease; therefore, the related amortization yields the same amortization expense per period as the straight-line method. Similarly, the percentage-of-win basis also does not change significantly over the life of the lease. The machines are programmed for a certain “win” percentage; while there may be days that yield greater revenue than others, the aggregate winnings upon which the Company earns revenue on a percentage basis is relatively consistent period over period. Therefore, the amortization of the related capitalized software would be approximately the same using either method.

Note 3. Notes Receivable, page F-13

42.	Please provide the disclosures required by ASC 310-10-50.

Response to Comment 42

The Registration Statement has been revised in response to the Staff’s comment. Please see pages F-16 through F-18 of Amendment No. 1.

Note 14. Commitments and Contingencies, page F-22

43.

You are subject to federal, state and Native American laws and regulations that affect both your general commercial relationships with Native American tribal customers, as well as the products and services provided to them. Periodically, you review the status of each significant matter and assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered

Securities and Exchange Commission

February 10, 2014

probable and the amount can be estimated, you accrue a liability for the estimated loss. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response to Comment 43

The Company evaluates all potential exposures related to each significant matter in accordance with ASC 450-20-50. Based on its procedures, which include the evaluation of the matter as well as discussions with external counsel, if necessary, the Company did not note any significant matter for which it determined that there was a reasonable possibility of a loss exceeding amounts already recognized may have incurred. To the extent any existing or future matters arise that meet those criteria, the Company will disclose a summary of the issue and either an estimate of the possible loss or range of possible loss, or a statement that such a range cannot be made. The Registration Statement has been revised in response to the Staff’s comment. Please see page F-26 of Amendment No. 1.

Interim Financial Statements

Note 14. Subsequent Events, page F-42

44.	Please disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 850-10-50-1.

Response to Comment 44

The Registration Statement has been revised in response to the Staff’s comment. Please see page F-48 of Amendment No. 1.

45.	In regards to Note C, you waived all outstanding interest due on these loans through the date of the financing. You will record the amount as a lease incentive and amortize the amount over the remaining length of the lease. Based on the definition of lease incentive provided in ASC 840-20-20, please help us better understand how you determined it was appropriate to account for this as a lease incentive.

Securities and Exchange Commission

February 10, 2014

Response to Comment 45

The Company acknowledges the Staff’s comment and provides the following commentary regarding its accounting for the waived interest on Note C as a lease incentive. Note C, which totaled approximately $9.8 million at September 30, 2013, relates to a note receivable due to the Company from a slot route operator in the state of Illinois that was issued on December 15, 2010 and further amended on November 17, 2011 and December 8, 2011. The majority of the proceeds of Note C were used by this slot route operator to either acquire the rights to place gaming machines in various locations in Illinois or fund start-up operations in anticipation of the Video Lottery Terminal (“VLT”) market opening in Illinois in the fourth quarter of 2012. In connection with entering into Note C, the Company entered into a master lease agreement with the same slot route operator to place games in those various locations for a period of seven years. At September 30, 2013, the Company had placed 496 games in the various locations of the slot route operator earning $13 a day in the form of a daily lease fee. The Illinois VLT market opened in October 2012 and, from inception, the Company’s leased games were performing at a level below other manufacturer’s games owned by the same slot route operator. In order to continue the existing business relationship with the slot route operator, the Company agreed to re-finance its existing note receivable, which occurred on November 22, 2013, and to amend its master lease agreement, which was executed in early January 2014. Among other things, the amended master lease extended the length of the original lease thus creating a new lease under ASC 840-10-35-4. ASC 840-20-20 defines a lease incentive as “an incentive for the lessee to sign the lease, such as an up-front cash payment to the lessee, payment of costs for the lessee (such as moving expenses), or the assumption by the lessor of the lessee’s preexisting lease with a third party.”

In connection with responding to the Comment Letter, AP Gaming acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 10, 2014

If you have any questions or additional comments concerning the foregoing, please contact either Monica K. Thurmond or Jill C. Falor of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055 or (212) 373-3672, respectively.

Very truly yours,

/s/ David Sambur
David Sambur
AP Gaming Holdco, Inc.

cc:	Monica K. Thurmond, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP